

09056517     **COMMISSION** .0549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 47883 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008     AND ENDING 12/31/2008

       MM/DD/YY                       MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Freedom Investments, Inc.

| OFFICIAL USE ONLY |
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| |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

375 Raritan Center Parkway

(No. and Street)

| Edison | NJ | 08837 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert G. Lowenthal                            (212) 668-5782

                                            (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

| 300 Madison Avenue | New York | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section

MAR 0 2 2009

Washington, DC
111

**FOR OFFICIAL USE ONLY**

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*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, **Albert G. Lowenthal** _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Freedom Investments, Inc.** _____, as of **December 31,** _____, 20 **08** _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____

_____
_____
Signature

**Chairman and Chief Executive Officer**
_____
Title

_____
Notary Public

GASPER MARRONE
Notary Public, State of New York
No. 01MA4519314
Qualified in Nassau County
Commission Expires April 30, 2010

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Freedom Investments, Inc.
## Index
## December 31, 2008



**PricewaterhouseCoopers LLP**
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

## Report of Independent Auditors

To the Board of Directors and Stockholder of
Freedom Investments, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Freedom Investments, Inc. (the "Company") at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

*PricewaterhouseCoopers LLP*

February 28, 2009

# Freedom Investments, Inc.
## Statement of Financial Condition
## December 31, 2008

**Assets**

| | |
|---|---:|
| Cash and cash equivalents | $ 3,800,944 |
| Cash segregated under Federal and other regulations | 11,830,401 |
| Receivable from customers | 510,863 |
| Securities owned, at fair value | 69,624 |
| Due from Parent | 176,018 |
| Other assets | 263,397 |
| Total assets | $ 16,651,247 |

**Liabilities and Stockholder's Equity**

| | |
|---|---:|
| Payable to customers | $ 11,137,786 |
| Securities sold, not yet purchased, at fair value | 3,363 |
| Income taxes payable | 118,359 |
| Accrued expenses and other liabilities | 674,345 |
| Total liabilities | 11,933,853 |

Commitments and contingencies (Notes 4 and 7)

| | |
|---|---:|
| Stockholder's Equity | |
| Common stock, $1 par value, 1,000 shares authorized, issued and outstanding | 1,000 |
| Additional paid-in capital | 4,716,394 |
| Retained earnings | - |
| Total stockholder's equity | 4,717,394 |
| Total liabilities and stockholder's equity | $ 16,651,247 |

The accompanying notes are an integral part of this financial statement.

# Freedom Investments, Inc.
## Notes to Statement of Financial Condition
## December 31, 2008

1. **Organization**

   Freedom Investments, Inc. (the "Company"), a Delaware Corporation, was organized in November 1994 and is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides on-line equity investing as well as discount brokerage services to individual investors throughout the United States.

   The Company is a wholly owned subsidiary of Oppenheimer & Co. Inc. ("the Parent") whose ultimate parent is Oppenheimer Holdings Inc., a Canadian public corporation.

2. **Significant Accounting Policies**

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

   Cash and cash equivalents consist of cash of $3,608,652 held with one financial institution and money market funds of $192,292. The Company defines cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

   Receivable from customers are primarily comprised of balances due to the Company for customer investing plans. Payable to customers are primarily comprised of balances related to customer cash transactions.

   Securities owned and securities sold, not yet purchased are recorded on a trade date basis, and are valued at fair value with any realized and unrealized changes in fair value reflected in the statement of operations. The Company adopted the provisions of Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" for its financial assets and liabilities on January 1, 2008, with no impact on its financial position. All securities transactions are cleared through the Parent.

   Customers' securities and transactions are reported on a settlement date basis which is generally three business days after trade date.

3. **Net Capital Requirement**

   As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be at least the greater of $250,000, or of 6-2/3% of aggregate indebtedness, as defined. At December 31, 2008, the Company had net capital of $4,199,436, which exceeded minimum capital requirements by $3,949,436.

   At December 31, 2008, Freedom had $11,830,401 of cash and securities segregated under federal and other regulations.

4.   **Commitments**

The Company leases office space expiring in 2010.

Future minimum rental commitments under such operating leases are as follows:

**Year ending December 31,**
| | | |
|---|---|---|
| 2009 | $ | 352,272 |
| 2010 | | 205,492 |
| | $ | 557,764 |

5.   **Financial Instruments with Off-balance Sheet Risk**

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the statement of financial condition. Securities positions are monitored on a daily basis.

6.   **Income Taxes**

The Company is included in the Oppenheimer Holdings, Inc. consolidated U.S. Federal income tax return and files a separate state income tax return. Its income tax provision is computed on a separate company basis. Deferred income taxes are provided for under the provisions of SFAS No. 109, "Accounting for Income Taxes", which requires the establishment of deferred amounts for temporary differences between the financial reporting and tax basis of the Company's assets and liabilities. The deferred tax assets result from temporary differences related to the differences in reserve for bad debt and deferred fees. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized.

In June 2006, the FASB issued Interpretation 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes ("FIN 48"). FIN 48 clarifies the accounting for uncertainty income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company adopted the provisions of FIN 48 on January 1, 2007. Management has evaluated its tax positions for the year ended December 31, 2008 and determined that it has no uncertain tax positions requiring financial statement recognition.

Deferred tax assets of $143,367 are included in other assets.

7.   **Related Party Transactions**

The Company has a clearing agreement with the Parent to clear its security transactions on both a fully disclosed and omnibus basis.  In the event a fully disclosed customer is unable to fulfill its contractual obligation to the Parent, the Company may be exposed to off-balance sheet risk. Pursuant to the terms of the agreements between the Company and the Parent, the Parent has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.  As the right to charge the Company has no maximum amount and applies to all trades executed through the Parent, the Company believes there is no maximum amount assignable to this right.  At December 31, 2008, the Company has recorded no liabilities with regard to the right.  In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

In addition, approximately $192,292 of cash equivalents and securities owned of $69,624 are held in its brokerage account with the Parent.  The Parent may rehypothecate these securities.

At December 31, 2008, the Company had a net due from the Parent of $176,018 primarily related to dividends earned by the Company's customers.  These dividend payments are initially made by the Company to its customers and subsequently reimbursed to the Company by the Parent.

5

# Freedom Investments, Inc.
Statement of Financial Condition
December 31, 2008